SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of MARCH 2006

Commission File Number 001-13908

AMVESCAP PLC

(Translation of registrant’s name into English)

30 Finsbury Square, London EC2A 1AG, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMVESCAP PLC
(Registrant)

Date: 23 June, 2006	By	/s/ Michael S. Perman
(Signature)
Michael S. Perman
Company Secretary

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action to be taken, you should immediately consult your stockbroker, solicitor, accountant or other independent financial advisor authorized under the Financial Services and Markets Act 2000.

This document should be read in conjunction with the accompanying Annual Report or Annual Review in respect of the year ended December 31, 2005 (the “Annual Report”).

If you have sold or transferred your holding of shares in AMVESCAP PLC, please send this document and the accompanying form of proxy at once to the purchaser, or transferee, stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

AMVESCAP PLC

Notice of Annual General Meeting to be held on April 27, 2006

Notice of the Annual General Meeting of AMVESCAP PLC to be held in The Finlay Suite, Phyllis Court Club, Marlow Road, Henley-on-Thames, Oxfordshire, RG9 2HT (the “AGM”), on Thursday, April 27, 2006, at 11 a.m., is set forth on pages 5 to 7 of this document.

A shareholder entitled to attend and vote at the AGM may appoint one or more proxies (who need not be shareholders of the company) to attend and, on a poll, to vote on his behalf.

Shareholders are requested to complete the accompanying form of proxy for use at the AGM and return it to the company’s registrar, Capita Registrars (Proxies), P.O. Box 25, Beckenham, Kent BR3 4BR (the “Registrar”), so as to be received as soon as possible and, in any event, no later than 11 a.m. on Tuesday, April 25, 2006.

Alternatively, shareholders may lodge their proxy through the CREST system or via the Registrars’ Web site, www.capitaregistrars.com, by using the investor code contained on the form of proxy enclosed with this notice, in each case, at any time prior to 11 a.m. on Tuesday, April 25, 2006.

The return or lodging of a proxy via any of these means will not preclude a shareholder from attending and voting in person at the AGM.

AMVESCAP PLC

(Registered and

Incorporated in

England and Wales

No. 308372)

DIRECTORS:

C. W. Brady (Chairman)

M. L. Flanagan (Chief Executive Officer)

R. D. Adams

Sir John Banham

J. R. Canion

Dr. T. R. Fischer

R. H. Graham

D. Kessler

E. P. Lawrence

B. Longstreth

J. T. Presby

J. I. Robertson

J. D. Rogers

SECRETARY:

M. S. Perman

REGISTERED OFFICE:

30 Finsbury Square

London EC2A 1AG

To holders of the company’s ordinary shares of US$0.10 each, holders of the company’s American Depositary Shares, and the holder of the Special Voting Share of 25p

Dear Fellow Shareholders,

ANNUAL GENERAL MEETING

I am writing to invite you to join us at this year’s Annual General Meeting of the company to be held at 11 a.m. on Thursday, April 27, 2006, at The Finlay Suite, Phyllis Court Club, Marlow Road, Henley-on-Thames, Oxfordshire, RG9 2HT (the “AGM”) and to explain the proposals that shareholders are invited to approve at the AGM. The formal Notice of Meeting and resolutions to be proposed are set forth on pages 5 to 7 of this document.

DIRECTORS’ POWER TO ALLOT SHARES

At the AGM, Resolution 7 will be proposed in order to effect a renewal of the directors’ authority to allot the present unissued share capital of the company up to a maximum of 229,900,000 ordinary shares (which would constitute approximately 28.0 percent of the company’s issued ordinary share capital (excluding any future treasury shares) as of March 6, 2006, such being the latest practicable date prior to publication of the enclosed Notice of Annual General Meeting). As of that date, the company did not hold any shares in treasury.

Resolution 8 will be proposed as a Special Resolution to renew the directors’ authority to allot equity securities for cash otherwise than strictly pro-rata to existing shareholders up to a maximum of 41,000,000 ordinary shares (which would constitute approximately 4.9 percent of the issued ordinary share capital as of March 6, 2006). Resolution 8 would also empower the directors to issue shares otherwise than strictly pro-rata to existing shareholders in connection with a rights issue, and to take certain practical steps to facilitate such an issue. For this purpose, allotments of equity shares for cash will include sales by the company of any shares held by it which it has repurchased and held in treasury.

Although the directors have no present intention of utilizing these authorities, they believe it is appropriate to have such flexibility. The directors would take into account the best interests of shareholders generally in reviewing any future actions that would result in the issuance of shares.

The authorities conferred by Resolutions 7 and 8 will, unless renewed prior to such time, lapse on April 26, 2011.

POWER TO PURCHASE SHARES

At the AGM, Resolution 9 will be proposed as a Special Resolution to enable the company to purchase in the market up to a maximum of 82,000,000 ordinary shares, for cancellation or to be held in treasury (which number would constitute approximately 9.9 percent of the issued ordinary share capital as of March 6, 2006) at a minimum price of U.S.$0.10 per share and a maximum price per share of not more than 5 percent above the average of the middle market quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the date of such purchase.

If approved, the directors will use the authority conferred by Resolution 9 with discretion and with a view to enhancing shareholder value. Purchases will only be made in light of market conditions prevailing at the time and where the directors consider this will result in an increase in earnings per share, and where the directors have concluded that such action will be in the best interests of shareholders generally. Any purchases made by the company will be announced by no later than 8:30 a.m. (London time) on the business day following the transaction.

There are a total of 91,446,232 ordinary shares over which options to subscribe for equity shares outstanding as of March 6, 2006 have been granted under the AMVESCAP No. 3 Executive Share Option Scheme and the AMVESCAP 2000 Share Option Plan. Such number represents approximately 11.2 percent of the issued ordinary share capital as of such date. Such options would represent approximately 12.4 percent of the issued ordinary share capital of the company if the full authority to buy back shares given by Resolution 12 of the AGM of April 28, 2005 had been used, and approximately 12.4 percent of the issued ordinary share capital of the company if the full authority being sought pursuant to Resolution 9 is used.

ELECTION AND RETIREMENT OF DIRECTORS

The company’s Articles of Association require each director to retire from office at the AGM held in the third calendar year following the year in which he or she was last elected or re-elected. At the AGM, however, there will be no directors subject to retirement by rotation.

The company’s Articles of Association require any director appointed to the Board of Directors (the “Board”) during the year to stand for election at the next AGM. Each of Mr. Martin L. Flanagan and Mr. J. Thomas Presby was appointed to the Board since the last AGM and, in accordance with the Articles of Association, will offer himself for election by shareholders.

Mr. Charles W. Brady and Dr. Thomas R. Fischer will not be offering themselves for re-election and will retire from the Board at the conclusion of the AGM.

Mr. Bevis Longstreth, who is aged 72 years, will not be offering himself for re-election and will retire from the Board at the conclusion of the AGM.

Biographies for both of the directors seeking election are set forth below.

Martin L. Flanagan (45) President & Chief Executive Officer (USA)

Martin Flanagan has served as president and chief executive officer, and a member of the Board of Directors of our company since August 2005, and is a member of the Executive Management Committee. He came to our company from Franklin Resources, Inc., where he was president and co-chief executive officer from January 2004 to July 2005, Franklin’s co-president from May 2003 to January 2004, chief operating officer and chief financial officer from November 1999 to May 2003, and senior vice president and chief financial officer from 1993 until November 1999. He began his investment management career at Templeton in 1983. Mr. Flanagan received a B.A. and BBA from Southern Methodist University (SMU). He is a chartered financial analyst and certified public accountant. He serves as current chairman of the Investment Company Institute and a member of the Executive Board at the SMU Cox School of Business.

J Thomas Presby (66) Non-Executive (USA)

Mr. Presby joined our Board in November 2005. He was deputy chairman and chief operating officer with the accounting firm Deloitte Touche Tohmatsu prior to his retirement in 2002. Mr. Presby is presently a director of Tiffany & Co., TurboChef Technologies, Inc., World Fuel Services, American Eagle Outfitters, FIRE Solutions, Inc. and The German Marshall Fund of the USA. In the last five years Mr. Presby has also held directorships with GreenPoint Financial and Practiceworks Inc. Mr. Presby received a B.S. in electrical engineering from Rutgers and an M.S. in industrial administration from Carnegie Mellon University Graduate School of Business, and is a certified public accountant. He will become chairman of the Audit Committee following the retirement of Mr. Longstreth.

The Board and its Nomination and Corporate Governance Committee recommend to shareholders each of the above directors who are seeking election pursuant to Resolutions 4 and 5.

AUDITORS

The Audit Committee of the Board recommends to shareholders Resolution 6 relating to the re-election of Ernst & Young LLP as auditors to the company.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

As announced by the company on February 7, 2006, the Board intends to declare future dividends in U.S. dollars (“US$”), although its current intention is to continue to pay dividends in sterling absent a contrary shareholder election. Shareholders will be able to elect to receive dividends in US$ by completing and submitting to the Registrar a mandate in the form available on the company Web site. (Additional details are also set forth in the accompanying Annual Report.) The Board therefore proposes in Resolution 10 to amend the Articles of Association so as to make express its authority to declare and pay dividends in such currency as it sees fit. The full text of the proposed amendments to the Articles of Association will be available for inspection at the AGM as set forth below.

VOTING

In accordance with the recommendations by the Myners Report issued in January 2004, and with emerging best practice, all resolutions to be put to a vote at the AGM will be decided by a way of a poll rather than by show of hands. This will allow shareholders who are not able to come to the meeting, but who have appointed proxies, to have their votes taken into account. I will invite all shareholders and proxies present at the AGM to complete a poll card indicating how they wish to cast their votes in respect of each resolution. In addition, I will cast the votes for which I have been appointed proxy. Poll cards will be collected at the end of the meeting. Once the results have been verified by the Registrar, they will be notified to the London Stock Exchange and published on the company Web site.

DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the amended Articles of Association of the company, together with copies of the directors’ service contracts (and/or letters of appointment) with the company and any of its subsidiaries, and the register of directors’ interests, are available for inspection by any person at the company’s registered office, 30 Finsbury Square, London EC2A 1AG, during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), and will also be available at the venue of the AGM to any person for at least 15 minutes prior to, and until the conclusion of, the AGM.

RECOMMENDATION

The Board believes that the resolutions contained in the Notice of Annual General Meeting are in the best interests of the company and its shareholders as a whole and recommends you vote in favour of them, as your directors intend to do in respect of their beneficial shareholdings.

ACTION TO BE TAKEN

If you are able to attend the AGM, we will be delighted to see you. There will be an opportunity for you to ask questions on each resolution being put to the AGM and on the company’s business in general. If you are unable to attend, I would encourage you to submit your voting instructions in advance of the AGM as each vote is important, regardless of the number of shares you hold. You will find enclosed a form of proxy. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it so as to reach Capita Registrars (Proxies) P.O. Box 25, Beckenham, Kent BR3 4BR, as soon as possible and, in any event, not later than 48 hours before the time appointed for the AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM. The company also offers shareholders the opportunity to cast their votes electronically in respect of the forthcoming AGM, either through the CREST proxy system or via the Web site of the Registrar, Capita Registrars, at www.capitaregistrars.com. Your proxy card, enclosed with the Notice of Annual General Meeting, will contain your own personal investor code, which you will need in order to register your vote via the Internet.

Yours faithfully,

Charles W. Brady

Chairman

Notice of Annual General Meeting of AMVESCAP PLC

NOTICE IS HEREBY GIVEN that the 71st Annual General Meeting of AMVESCAP PLC will be held at The Finlay Suite, Phyllis Court Club, Marlow Road, Henley-on-Thames, Oxfordshire, RG9 2HT, on Thursday, April 27, 2006, at 11 a.m. (the “AGM”) for the following purposes:

AS ORDINARY BUSINESS:

1. To receive and adopt the accounts for the year ended December 31, 2005, and the reports of the directors and auditors thereon, as set forth in the Annual Report.

2. To receive and adopt the Report of the Board on Remuneration, as set forth in the Annual Report.

3. To declare a final dividend of 5.5p per ordinary share, payable on May 4, 2006 to shareholders on the register at the close of business on March 31, 2006.

4. To elect Martin L. Flanagan as a director of the company, who was appointed since the last Annual General Meeting.

5. To elect J. Thomas Presby as a director of the company, who was appointed since the last Annual General Meeting.

6. To reappoint Ernst & Young LLP as auditors, to hold office from the conclusion of the AGM to the conclusion of the next meeting of shareholders at which accounts are laid before the company, and to authorize the Audit Committee to fix their remuneration.

AS SPECIAL BUSINESS:

To consider and, if thought fit, pass the following resolutions, of which Resolution 7 will be proposed as an Ordinary Resolution and Resolutions 8, 9 and 10 will be proposed as Special Resolutions:

ORDINARY RESOLUTION

7. THAT, the directors of the Company be and they are hereby, generally and unconditionally, authorized in accordance with section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in sub-section (2) of that section) up to an aggregate nominal amount of US$22,990,000, provided that:

(a) this authority, unless renewed or revoked, shall expire on April 26, 2011, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

(b) upon the passing of this Resolution, the Resolution passed as Resolution 4 at the Extraordinary General Meeting on November 1, 2005, shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby).

SPECIAL RESOLUTIONS

8. THAT, subject to the passing of Resolution 7 above:

(a) the directors of the Company be, and are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash as if section 89(1) of that Act did not apply to such allotment, provided that the power conferred by this Resolution shall be limited to:

(i) any allotment of equity securities in connection with a rights issue, being an offer of equity securities to (1) the holders (other than the Company) of ordinary shares in the capital of the Company on the relevant register on a fixed record date in proportion (as nearly as may be) to their respective holdings of ordinary shares (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) and (2) other persons so entitled by virtue of the rights attaching to any other securities held by them, but subject in both cases to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements, record dates, legal or practical problems under the laws of any territory or the requirements of any recognized regulatory body or stock exchange); and

(ii) any allotments (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal value not exceeding US$4,100,000;

(b) this power, unless renewed, shall expire on April 26, 2011;

(c) the Company may make an offer or agreement before this power has expired which would or might require equity securities to be allotted after such expiry, and the directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired;

(d) references (except in paragraph (f) below) to an allotment of equity securities shall include a sale of treasury shares;

(e) upon the passing of this Resolution, the Resolution passed as Resolution 5 at the Extraordinary General Meeting on November 1, 2005, shall be of no further force or effect (without prejudice to any previous exercise of the powers granted thereby);

(f) the power in paragraph (a) above, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority conferred by Resolution 7 above; and

(g) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for, or convert any securities into, shares of the Company, the nominal value of such shares which may be issued pursuant to such rights.

9. THAT, the Company is, pursuant to section 166 of the Companies Act 1985, hereby generally and unconditionally, authorized to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of US$0.10 each in the capital of the Company (“ordinary shares”) provided that:

(a) the maximum number of ordinary shares hereby authorized to be purchased is 82,000,000;

(b) the minimum price which may be paid for an ordinary share is US$0.10 per ordinary share;

(c) the maximum price which may be paid for an ordinary share is an amount equal to 105 percent of the average of the middle market price shown in the quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

(d) the authority hereby conferred shall expire on the earlier of July 26, 2007, and the conclusion of the next AGM of the Company, unless such authority is renewed prior to such time;

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract; and

(f) upon the passing of this Resolution, the Resolution passed as Resolution 6 at the Extraordinary General Meeting on November 1, 2005, shall be of no further force or effect (without prejudice to any previous exercise of the authorities granted thereby).

10. THAT, the Articles of Association of the Company be amended so as to be in the form of the Articles of Association produced to the AGM that are marked and initialed by the chairman as the “Amended Articles of Association” for the purposes of identification.

BY ORDER OF THE BOARD

Michael S. Perman

Company Secretary

March 6, 2006

REGISTERED OFFICE:

30 Finsbury Square

London EC2A 1AG

Registered Number: 308372, England

Notes to the Notice of Annual General Meeting

1. A shareholder entitled to attend and vote at the Annual General Meeting (AGM) may appoint one or more proxies (who need not be shareholders of the company) to attend and, on a poll, to vote on his or her behalf. In order to be valid, an appointment of proxy must be returned by one of the following methods:

•	in hard copy form by post, by courier or by hand to the company’s registrars, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, duly completed and executed, together with any power of attorney or other authority under which it is signed (or a notarially certified copy thereof); or

•	in the case of CREST members, by utilizing the CREST electronic proxy appointment service in accordance with the procedures set out below; or

•	via www.capitaregistrars.com using the investor code contained in the form of proxy enclosed with this notice and in each case must be received by the company not less than 48 hours before the time of the meeting. The appointment of a proxy does not prevent a shareholder from attending and voting at this meeting.

2. CREST members who wish to appoint a proxy or proxies by utilizing the CREST electronic proxy appointment service may do so by utilizing the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA10) by the latest time(s) for receipt of proxy appointments specified in the Notice of Annual General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by inquiry to CREST in the manner prescribed by CREST. The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member or has appointed a voting service provider(s), to procure that his or her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

3. A person entered on the Register of Members at close of business on April 25, 2006 (a shareholder) is entitled to attend and vote at the AGM pursuant to Regulation 41, of the Uncertificated Securities Regulations 2001. Any changes to the Register of Members after such time and date shall be disregarded in determining the rights of any person to attend and/or vote at the AGM. If the AGM is adjourned, entitlement to attend and vote at the adjourned AGM, and the number of votes which may be cast thereat, will be determined by reference to the company’s register of shareholders 48 hours before the time fixed for the adjourned AGM.

4. Copies of the directors’ service contracts (and/or letter of appointment) with the company and the register of interests of the directors and their families in the share capital of the company are available for inspection at the registered office of the company during usual business hours (Saturdays, Sundays and public holidays excepted) and will be available at the place of the AGM 15 minutes prior to, and until the conclusion of, the AGM.

5. Holders of the company’s American Depositary Shares evidenced by American Depositary Receipts may exercise their votes through the Depositary, The Bank of New York.

AMVESCAP

30 Finsbury Square

London EC2A 1AG

Tel: (44) (0) 207 638 0731

Fax: (44) (0) 207 065 3962

www.amvescap.com

Company Number: 308372